SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PRODIGY COMMUNICATIONS CORPORATION
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(Name of Issuer)

Common Stock, $.01 par value
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(Title of Class of Securities)

74283P 10 7
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(CUSIP Number)

February 10, 2000
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
           [ ] Rule 13d-1(b)
           [x] Rule 13d-1(c)
           [ ] Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)
      SEARS, ROEBUCK AND CO. ("Sears")
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)
      (a) [ ]
      (b) [ ]
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(3) SEC Use Only
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(4) Citizenship or Place of Organization
       New York
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Number of Shares               (5) Sole Voting Power
Beneficially Owned                   3,936,7781
by Each Reporting               -------------------------------------------
Person With                         (6) Shared Voting Power
                                                   600,0002
                                           -------------------------------------------
                                             (7) Sole Dispositive Power
                                                  3,936,7781
                                           -------------------------------------------
                                             (8) Shared Dispositive Power
                                                  600,0002
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(9) Aggregate Amount Beneficially Owned by Each Reporting Person
      4,536,7781,2
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
        [ ]
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(11) Percent of Class Represented by Amount in Row (9)
        6.8%3
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(12) Type of Reporting Person (See Instructions)
       CO
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1 Includes 2,409,145 shares issuable upon exercise of warrants. Sears has agreed to vote its shares of common stock (including shares acquired upon exercise of its warrants) in accordance with the voting recommendations of the board of directors of Issuer.
2 The Sears-Roebuck Foundation holds 600,000 shares.
3 Based on 64,099,307 shares outstanding (as reported in Issuer's 10-Q for the period ended September 30, 1999), and 2,409,145 shares issuable to Sears upon exercise of warrants.

Item 1(a). Name Of Issuer:

                 Prodigy Communications Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

                44 South Broadway
               White Plains, New York 10601

Item 2(a). Name of Person Filing

                Sears, Roebuck and Co.

Item 2(b). Address of Principal Business Office or, if none, Residence:

                3333 Beverly Road
                Hoffman Estates, Illinois 60179

Item 2(c). Citizenship:

                New York

Item 2(d). Title of Class of Securities:

                Common Stock, $.01 par value, of Prodigy Communications Corporation

Item 2(e). CUSIP Number:

               74283P 10 7

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether filing person is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act
(b) [ ] Bank as defined in Section 3(a)(6) of the Act
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act
(d) [ ] Investment company registered under Section 8 of the Investment Company Act
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

 Item 4. Ownership

            (a) Amount Beneficially Owned:
                 4,536,7781,2

            (b) Percent of Class:
                  6.8%3

            (c) Number of shares as to which the person has:
                 (i) sole power to vote or direct the vote: 3,936,7781
                 (ii) shared power to vote or direct the vote: 600,0002
                 (iii) sole power to dispose or to direct the disposition of: 3,936,7781
                 (iv) shared power to dispose or to direct the disposition of: 600,0002
__________________________

1 Includes 2,409,145 shares issuable upon exercise of warrants. Sears has agreed to vote its shares of common stock (including shares acquired upon exercise of its warrants) in accordance with the voting recommendations of the board of directors of Issuer.
2 The Sears-Roebuck Foundation holds 600,000 shares.
3 Based on 64,099,307 shares outstanding (as reported in Issuer's 10-Q for the period ended September 30, 1999), and 2,409,145 shares issuable to Sears upon exercise of warrants.
__________________________

Item 5.   Ownership of Five Percent or Less of a Class.

               If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceasedto be the beneficial owner of more than five percent on the class of securities, check the following box. [ ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company.

               The Sears-Roebuck Foundation is an Illinois not for profit corporation affiliated with Sears.

Item 8.    Identification and Classification of Members of the Group.

               Not applicable.

Item 9.    Notice of Dissolution of Group.

               Not applicable.

 Item 10. Certification.

By signing below, Sears, Roebuck and Co. certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  Signature.

After reasonable inquiry and to the best of its knowledge and belief, Sears, Roebuck and Co. certifies that the information set forth in this statement is true, complete and correct.

Date: February 8, 2000

SEARS, ROEBUCK AND CO.

By: /s/Joseph E. Laughlin
         Joseph E. Laughlin
         Vice President, Corporate Finance
         and Development

EXHIBIT A

The Sears-Roebuck Foundation is an Illinois not for profit corporation affiliated with Sears, Roebuck and Co.